Suite 409 – 221 W. Esplanade North Vancouver, BC V7M 3J3 CANADA Telephone: (604) 973-0579 Facsimile: (604) 973-0280	CORPORATE AND SECURITIES LAWYERS

Reply Attention of:  Robert Galletti

Direct Telephone:    (604) 973-0588

Email:                          rgalletti@wlmlaw.ca

Our File No:              16054-001

July 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Reynolds, Assistant Director

Dear Sirs:

Re:	Bearing Lithium Corp.
Amendment No. 3 to Registration Statement on Form F-4 Filed July 11, 2017 File No. 333-217231

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated July 20, 2017 (the "Comment Letter") regarding the above-referenced Amendment No. 3 to Registration Statement on Form F-4 filed with the Commission on July 11, 2017. In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 4 ("Amendment No. 4") to the Registration Statement.

The changes reflected in Amendment No. 4 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Company’s responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 3 and 4.

General

1.	We note your response to comment 1. Please advise us if the relationships with any of the individuals make the settlement agreement a related party transaction and advise us why it should not be filed under Item 601(b)(10) of Regulation S-K.

Response: Please note that the settlement agreements, as amended and restated on July 10, 2017, have been filed as exhibits 10.9 through 10.2 of the amended registration statement, and the disclosure on page 63 has been correspondingly updated. We are advised that none of the shareholders party to the settlement agreements are related parties of Li3 or Bearing.

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Selected Unaudited Pro Form Condensed Consolidated Financial Statements, page 32

2.	You have disclosed the weighted average number of shares outstanding – basic and diluted for Bearing Lithium Corp. for the six months ended April 30, 2017 as 23,518,685. This disclosure is not consistent with the weighted average shares outstanding for the same period disclosed on page A-3 of 21,770,121. Please revise.
Response: The discrepancy has been corrected in the amended registration statement.

Historical and Pro Forma per share data (IFRS), page 34

3.	We note your revised disclosure in response to comment 2. Please address the following points:

•	You disclose historical basic and dilute earnings (loss) per share for the six months ended April 30, 2017 as (0.01). This per share amount appears to be (0.09) per the disclosure on page A-3. Please revise.

•	You disclose historical book value per share as of October 31, 2016 and April 30, 2017 as 0.36 per share and 0.19 per share respectively. These amounts do not appear to be consistent with calculations based on book values presented in your historical balance sheet at page A-2 and statements of shareholders’ equity at page A-4. Please revise.

Response: The per share data at page 34 has been appropriately revised.

Risk Factors, page 36

Risk Factors Related to the Merger, page 36

4.	We note your response to comment 4. Please revise the example of the consideration for a Li3 shareholder to be based on the most recent Bearing trading price, instead of a range of prices.

Response: The example has been revised based on the closing price of Bearing’s common stock on July 25, 2017.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-7

5.	We note you have revised your fair value of the shares of Bearing issuable based on the market value as of July 4, 2017 of $0.90 per share in response to comment 6. Please revise all similar disclosures throughout the filing, including on pages 59 and 63. To the extent necessary, please continue to update your presentation to use the most recent stock price at the time of filing as a basis for the value of equity consideration to be issued in connection with the merger.

Response: The Pro Forma presentation and related disclosure have been updated to reflect the July 25, 2017 closing price.

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Results of Operations and Select Financial Data, page 143

6.	You have disclosed Bearing’s cash balance at April 30, 2017 in the results of operations as $2,768,188. Based on disclosure on page A-2, Bearing’s cash balance as of April 30, 2017 is $2,143,760. Please revise.

Response: The discrepancy has been corrected in the amended registration statement.

Bearing Lithium Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended April 30, 2017 and 2016

Note 11. Subsequent Events, page A-11

7.	We note the Company entered into a revised settlement agreement with a holder of outstanding convertible notes issued by Li3 Energy Inc. Please tell us how this revised settlement agreement has been reflected in the pro forma financial statements. If you do not believe this revised settlement agreement should be reflected in the pro forma financial statements, please explain.
Response: Please refer to note 4 (assumptions and adjustments) of the amended pro forma financial statements which outlines the adjustments now made to reflect the settlement agreements.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

W.L. MACDONALD LAW CORPORATION

By:	/s/ Robert Galletti
Robert Galletti

RG/ya

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